Ms. Pamela Long

Assistant Director

Office of Manufacturing and Construction

United States Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D.C.   20549

RE:

File No. 333-207143

Standex International Corporation

Registration Statement on Form S-3

Filed September 25, 2015

Dear Ms. Long:

We have received your communication dated November 13, 2015, relating to Standex International Corporation’s (the “Company”) Response Letter Submitted on October 30, 2015 regarding Registration Statement on Form S-3 Filed September 25, 2015.  For your ease of review, questions raised have been repeated below immediately followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended June 30, 2015

Item 8. Financial Statements and Supplementary Data, page 32

Note 1. Summary of Accounting policies, page 37

Warranties, page 40

1.

Regarding your response to prior comment two, please enhance revised disclosure to fully explain how the consolidation of factories and the transition of historical knowledge contributed to field failures. Further explain the nature of these field failures and why you anticipate warranty costs to remain at elevated levels.  Please also revise disclosure to discuss how you anticipate these failures, the consolidation of factories and elevated warranty costs to impact future operations as you have touched on in your response to prior comment two.

Response

The Company has revised its proposed disclosure of its Food Service Group operating income performance below to more fully explain how its activities surrounding consolidation of factories and transition of historical knowledge contributed to field failures.  We have also more clearly defined how we anticipate these activities will impact future operations.

The field failures were primarily in three product families: convection ovens, roller grills, and deck ovens.  As we note in our revised disclosure, while we believe that we have rectified quality control issues in the new facility, because our warranty expense is based on historical experience we expect to experience increased costs until such time as we have demonstrated for an extended period of time that these transition issues have been remediated.

Given the changes noted above, we would anticipate that our discussion of Food Service operating income performance in the next 10-K will read as follows:

“Income from operations for fiscal year 2015 decreased $0.7 million, or 2.0%, when compared to the prior year, and operating income margin declined from 10.1% to 9.2%.  The positive impact of the year-over-year volume increase was offset by a combination of adverse market channel, customer mix changes, negative foreign exchange impacts along with increased costs for factory inefficiencies, expedited freight, and increased warranty costs resulting from the closure and transfer of production from our Cheyenne, Wyoming facility to Nogales, Mexico.  The transition of historical knowledge surrounding production methods created early field failures of certain cooking product lines over the last year resulting in increased warranty expenses.  Prior to the transition of production, the quality system in the legacy location was based on the historical knowledge of our workforce.  This quality system was reliant on the experience and seniority of employees, supervisors and managers.  When manufacturing was transferred to a new location, the legacy control system of reliance on workforce expertise proved to not be portable which created an increase in warranty expense.   These shortcomings led to early field failures as product that was produced in the new location failed to meet product specification primarily surrounding gears, bearings, door switches, and latches.  The product failures usually occurred shortly after installation.  Warranty expense substantially increased during the year because the Company calculates its accrual and expense on historical failure rates, adjusted for specific events as appropriate.  Because the Company’s warranty accrual is primarily based on our historic experience rate, we anticipate warranty costs to remain at an elevated level but to continue to trend down during the remainder of the fiscal year as factory consolidation issues continue to be remediated and our historic experience warranty rate consequently improves.”

We will also increase our disclosure in a similar fashion in subsequent 10-Q’s to discuss the impact that the factory closure had on warranty expense until such time as this expense no longer remains elevated for the periods in question.

We hope that we have addressed your comment in sufficient detail.  If we failed to respond in a manner which was expected, please do not hesitate to contact the undersigned at 603-685-2029 or Sean Valashinas at 603-685-2039 for further clarification.  We appreciate the Staff’s review and look at this as an opportunity to continually review the current level of disclosures and enhance our public filings.

Sincerely,

STANDEX INTERNATIONAL CORPORATION

/s/ Thomas D. DeByle

Thomas D. DeByle

Vice President/CFO

Cc: Via E-mail

Benjamin G. Lombard, Esq.